UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 11)


                       CIRRUS LOGIC, INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            172755100
                         (CUSIP Number)

                           Alfred S. Teo
                      Alpha Industries, Inc.
                     Page & Schuyler Avenues
                          P. O. Box 808
                      Lyndhurst, NJ  07071
                         (201) 933-6000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         June 14, 2004
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13D-1(f) or 240.;13d-1(g), check the following box. []



















CUSIP No. 172755100
 		  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Alfred S.
      	       Teo; SSN:  ###-##-####

 		  2.   Check the Appropriate Box if a Member of a Group
		       (see Instructions)

 				(a)__________________________________________________

 				(b)XX________________________________________________

	         3.   SEC Use Only__________________________________________

	         4.   Source of Funds (See Instructions)____(PF)

   		   5.   Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items
                    2(d) or 2(e) XX_________________________________________

 		   6.   Citizenship or Place of Organization USA

Number of 	   7.   Sole Voting Power  277,800____________________________
Shares
Beneficially   8.   Shared Voting Power  6,060,141________________________
Owned
by        	   9.   Sole Dispositive Power 277,800________________________
Each
Reporting 	  10.  Shared Dispositive Power 7,497,041 ____________________
Person
      	  11.  Aggregate Amount Beneficially Owned by Each
                   Reporting Person				7,497,041

          	  12.  Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares
                   (See Instructions)

          	  13.  Percent of Class Represented by Amount in Row (11)
                                                        8.88%

        	  14.  Type of Reporting Person (See Instructions) ___IN















CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only): Alfred Teo and Annie Teo Joint Tenants with Right of
               Survivorship; Alfred Teo SSN:  ###-##-####; Annie
               Teo SSN:  ###-##-####

          2.   Check the Appropriate Box if a Member of a Group
               (see Instructions)

               (a)_____________________________________________

               (b)XX___________________________________________

          3.   SEC Use Only___________________________________

          4.   Source of Funds (See Instructions) (PF)_________

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e) XX_________________________________

          6.   Citizenship or Place of Organization USA_______

Number of 7.   Sole Voting Power 5,239,541____________________
Shares
Beneficially   8.   Shared Voting Power -0-___________________
Owned
by        9.   Sole Dispositive Power -0- ____________________
Each
Reporting 10.  Shared Dispositive Power -0- __________________
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
                                                  5,239,541

          12.  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
                                                   6.21%

          14.  Type of Reporting Person (See Instructions) ___IN














CUSIP No. 172755100

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Alpha Industries, Inc. Retirement Plan dated January 1, 1984, Alfred S. Teo, Trustee, Tax I.D. #22-2408251

          2.   Check the Appropriate Box if a Member of a Group
               (see Instructions)

               (a)____________________________________________

               (b)XX__________________________________________

          3.   SEC Use Only___________________________________

          4.   Source of Funds (See Instructions)(OO)_________

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e)____________________________________

          6.   Citizenship or Place of Organization New Jersey, USA

Number of 7.   Sole Voting Power 134,700_______________________
Shares
Beneficially   8.   Shared Voting Power 0
Owned
by        9.   Sole Dispositive Power 134,700___
Each
Reporting 10.  Shared Dispositive Power   0
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
							134,700

          12.  Check of the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          						0.16%

          14.  Type of Reporting Person (See Instructions) ___OO















CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only):  Alfred S.
               Teo IRA Rollover Tax ID # ###-##-####

          2. Check the Appropriate Box if a Member of a Group see Instructions)

               (a)___________________________________________

               (b)XX_________________________________________

          3.   SEC Use Only__________________________________

          4.   Source of Funds (See Instructions) (PF)_______

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e)__________________________________

6. Citizenship or Place of Organization New Jersey, USA

Number of 7.   Sole Voting Power 143,100
Shares
Beneficially   8.   Shared Voting Power 0
Owned
by        9.   Sole Dispositive Power 143,100___________
Each
Reporting 10.  Shared Dispositive Power  0
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
								143,100

          12.  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          							0.17%

          14.  Type of Reporting Person (See Instructions) ___OO















CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only):  Lambda
               Financial Service Corp. IRS I.D. #22-2899749

          2.   Check the Appropriate Box if a Member of a Group
               (see Instructions)

               (a)__________________________________________

               (b)XX________________________________________

          3.   SEC Use Only_________________________________

          4.   Source of Funds (See Instructions) (WC)_____

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e)________________________________

6. Citizenship or Place of Organization  New Jersey, USA

Number of 7.   Sole Voting Power  265,000
Shares
Beneficially   8.   Shared Voting Power 0____________
Owned
by        9.   Sole Dispositive Power 265,000______________
Each
Reporting 10.  Shared Dispositive Power  0
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
							265,000


          12.  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          						0.31%

          14.  Type of Reporting Person (See Instructions) ___CO














CUSIP No. 172755100

          1.   Names of Reporting Persons.  I.R.S. Identification
               Nos. of above persons (entities only): Great Eastern Acquisition Corp. IRS I.D. #22-3452976

          2.   Check the Appropriate Box if a Member of a Group
   (see Instructions)

               (a)__________________________________________


               (b)XX________________________________________

          3.   SEC Use Only_________________________________

          4.   Source of Funds (See Instructions) (WC)_____

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e)________________________________

          6.   Citizenship or Place of Organization  New Jersey, USA

Number of 7.   Sole Voting Power  373,000
Shares
Beneficially   8.   Shared Voting Power 0____________
Owned
by        9.   Sole Dispositive Power 373,000______________
Each
Reporting 10.  Shared Dispositive Power  0
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
							373,000

          12.  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          						0.44%

          14.  Type of Reporting Person (See Instructions) CO















CUSIP No. 172755100

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): M.A.A.A. Trust
		   FBO Mark, Andrew, Alan, and Alfred Teo, Jr., Teren Seto Handelman, Trustee, Tax I.D. #22-6584856

          2.   Check the Appropriate Box if a Member of a Group
               (see Instructions)

               (a)____________________________________________

               (b)XX__________________________________________

          3.   SEC Use Only___________________________________

          4.   Source of Funds (See Instructions)(OO)_________

          5.   Check if Disclosure of Legal Proceedings Is
               Required Pursuant to Items
               2(d) or 2(e) XX________________________________

          6.   Citizenship or Place of Organization New Jersey, USA

Number of 7.   Sole Voting Power 1,063,900_______________________
Shares
Beneficially   8.   Shared Voting Power 0
Owned
by        9.   Sole Dispositive Power 1,063,900__________________
Each
Reporting 10.  Shared Dispositive Power   0
Person
          11.  Aggregate Amount Beneficially Owned by Each
               Reporting Person
							1,063,900

          12.  Check of the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)

          13.  Percent of Class Represented by Amount in Row (11)
          						1.26%

14. Type of Reporting Person (See Instructions) ___OO
















CUSIP No. 172755100


Item 1.   Security and Issuer

No Par Value Common Stock
Cirrus Logic, Inc.

Scott Thomas
General Counsel
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, TX  78746

     This Amendment No. 11 amends and supplements the Schedule 13D filed on April 11, 2001, as amended, related to the shares of Common Stock, par value $001 of Cirrus Logic, Inc., a Delaware corporation ("Issuer"). The address of the principal executive office of the Issuer is 4210 S. Industrial Drive, Austin, TX 78744.

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby jointly file this amended statement on Schedule 13D ("Statement") on behalf of Alfred S. Teo, Alfred S. Teo and Annie Teo Joint Tenants with Right of Survivorship, Alpha Industries,
Inc. Retirement Plan, Alfred S. Teo IRA Rollover, Lambda
Financial Service Corp, Great Eastern Acquisition Corp., and M.A.A.A Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr.
The foregoing persons may be hereinafter referred to collectively as the "Reporting Persons. The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

Item 2.        Identity and Background

I. ALFRED S. TEO INDIVIDUALLY AND ALFRED S. TEO AND ANNIE TEO, JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP

(a)  Alfred S. Teo and Annie Teo, husband and wife

(b)  Residence:  783 West Shore Drive, Kinnelon, NJ 07405

(c) Annie Teo is a homemaker and interior decorator, being the Director, President and Treasurer of TUK Associates, Inc. of
     Kinnelon, New Jersey.  Annie Teo is also a Building Manager,
     Annie Teo is the sole shareholder of Great Eastern Acquisition
     Corp. Alfred S. Teo is engaged in the manufacture and distribution of plastics and plastic products. Both Annie Teo and Alfred S. Teo have interests in various partnerships and other entities holding title to real property. Alfred S. Teo holds the below described offices in the following corporations, all of which are manufacturers and distributors of plastics and plastic products:

CUSIP No. 172755100


     Chairman, President and Director :
     Sigma Extruding Corp.
     Page  &  Schuyler  Avenues,
     Lyndhurst, New Jersey 07071

     Chairman and Director:
     Omega Extruding Corp. of California
     9614   Lucas   Ranch   Road,
     Rancho Cucamonga, California   91730

     Chairman and Director:
     Omega Plastic Corp.
     Page  &  Schuyler Avenues,
     Lyndhurst,  New  Jersey 07071

     Chairman, President and Director:
     Beta Plastics Corp.
     120 Amor Avenue, Carlstadt, New Jersey 07072

     Chairman, Chief Executive Officer and Director:
     Alpha Industries, Inc.
     Page & Schuyler Avenues, Lyndhurst, New Jersey 07071

     Alfred S. Teo also holds the offices of President and Director
     of   Red  Line  Express  Corp.,  Page  &  Schuyler  Avenues,
     Lyndhurst, New Jersey. This corporation is in the business of intra-state and inter-state trucking.

     Alfred S. Teo also holds the offices of Secretary and Chairman of the Board of Directors of Discount Packaging Corp., 50
     Grafton Avenue, Newark, New Jersey 07104. This corporation is in the packaging business.


(d) During the last five (5) years, neither Alfred S. Teo nor Annie Teo have been convicted in a criminal proceeding.

(e) Except as described herein, during the last five (5) years, neither Alfred S. Teo nor Annie Teo have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alfred S. Teo (a/k/a Alfred S. Teo, Sr.) has been named as a defendant in a Complaint captioned as Securities Exchange Commission vs. Alfred S. Teo, Sr, et. als., In The United States District Court For The District Of New Jersey, Dkt. No. 04-1815 CWGB.


(f)  Alfred S. Teo and  Annie  Teo  are  United  States citizens.



CUSIP No. 172755100

II.  ALPHA INDUSTRIES, INC. RETIREMENT PLAN

(a)   Alpha  Industries, Inc. Retirement Plan  dated  January  1,
1984, Alfred S. Teo, Trustee

(b)   Place of Organization:  Page & Schuyler Avenues, Lyndhurst,
New Jersey 07071

(c)   Principal business:  Trust

(d) During the last five (5) years, Alfred S. Teo has not been convicted in a criminal proceeding.

(e)   Except as described herein, during  the last five (5) years,
   Alfred S. Teo has not  been  a party  to a civil proceeding of a    judicial
 or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alfred S. Teo (a/k/a Alfred S. Teo, Sr.) has been named as a defendant in a Complaint captioned as Securities Exchange Commission vs. Alfred S. Teo, Sr, et. als., In The United States District Court For The District Of New Jersey, Dkt. No. 04-1815 CWGB.

(f)  Alfred S. Teo is a U.S. citizen.

III. ALFRED S. TEO IRA ROLLOVER

(a)  Alfred S. Teo IRA Rollover


(b)   Place  of  Organization:  783 W. Shore  Dr.  Kinnelon,  New
Jersey  074055

(c)   Principal business:  IRA

(d) During the last five (5) years, Alfred S. Teo has not been convicted in a criminal proceeding.

(e)  Except as described herein, during  the last five (5) years, Alfred S. Teo
 has not  been  a party  to a civil proceeding of a judicial or	administrative
body  of competent jurisdiction as a result of which he	was subject to a
judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alfred S. Teo
(a/k/a Alfred S. Teo, Sr.) has been named as a defendant in a Complaint captioned as Securities exchange Commission vs. Alfred S. Teo, Sr, et. als., In
 The United States District Court For The District Of New Jersey,
Dkt. No. 04-1815 CWGB.


(f)  Alfred S. Teo is a U.S. citizen.



CUSIP No. 172755100

IV.  LAMBDA FINANCIAL SERVICE CORP.

(a)  Lambda Financial Service Corp., Corporation of the State  of
New Jersey

(b)  Business    Address:    Page    &    Schuyler    Avenues,
Lyndhurst, New Jersey  07071

(c)  Principal business:  financial services

(d) During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.


V.   GREAT EASTERN ACQUISITION CORP.

(a)  Great Eastern Acquisition Corp., a corporation of the State of
     New Jersey.

(b)  Business Address:  Page & Schuyler Avenues, Lyndhurst,
     New Jersey 07071

(c) Principal business: Acquisition of real estate and manufacturing entities.

(d) During the last five (5) years, the Corporation has not been convicted in a criminal proceeding.

(e) During the last five (5) years, the Corporation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

VI. M.A.A.A. TRUST FBO MARK, ANDREW, ALAN & ALFRED TEO, JR., TEREN SETO HANDELMAN, TRUSTEE

(a)  M.A.A.A. Trust FBO Mark, Andrew, Alan & Alfred Teo, Jr.

(b)  Place  of organization:  783 West Shore Drive, Kinnelon,  NJ 07405.

CUSIP No. 172755100

(c)  Principal business:  Trust

(d)  During  the  last five (5) years, neither Mark  Teo,  Andrew
     Teo, Alan Teo, Alfred Teo, Jr., nor Teren Seto Handelman have been convicted in a criminal proceeding.

(e)  Except as described herein, during  the  last five (5) years, neither
  Mark Teo, Andrew Teo, Alan Teo, Alfred Teo, Jr., nor Teren Seto Handelman have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Teren Seto Handelman,
Trustee of the M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr. has been named as a defendant in a Complaint captioned as Securities Exchange Commission vs. Alfred S. Teo, Sr, et. als., In The United States District Court
 For The District Of New Jersey, Dkt. No. 04-1815 CWGB.






































CUSIP No. 172755100

Item 3.        Source and Amount of Funds or Other Consideration

      The source of funds used by Alfred S. Teo and Annie Teo in making all purchases of Common Stock was personal funds. The source of the funds for the Alfred S. Teo IRA Rollover was personal funds. The source of funds used by Alpha Industries, Inc.
Retirement Plan  and M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr.
 was trust funds. The source of funds used by Lambda Financial Service Corp. and Great Eastern Acquisition Corp. was corporate funds. The aggregate amount of funds used in making purchases, excluding brokerage commissions and other costs of execution was as set forth in the following table:

     Alfred S. Teo, Individually			       $ 1,595,625

     Alfred S. Teo and Annie Teo,
      Joint  Tenants  with Rights of Survivorship      $30,903,192

     Alpha Industries Retirement Plan                  $   774,525

     Alfred S. Teo IRA Rollover                        $   822,825

     Lambda Financial Service Corp.                    $ 1,523,750

     Great Eastern Acquisition Corp.			 $ 1,305,500

     M.A.A.A. Trust FBO Mark, Andrew, Alan,
     And Alfred Teo, Jr.					 $ 7,979,250
									_____________


     Total                                             $44,904,667


Item 4.        Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment.

(a) The reporting persons may acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b) The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or
     liquidation,   involving  the   issuer   or   any   of   its
     subsidiaries;

(c) The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;



CUSIP No. 172755100

(d) The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f) The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i) The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.



CUSIP No. 172755100

Item 5.   Interest in Securities of the Issuer

(a) As of the close of business on June 14, 2004, the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in
Item 2 is as follows:

Number            Percentage
Name                                            of Shares         of Class

Alfred S. Teo, Individually				277,800		0.33

Alfred S. Teo and Annie Teo,
Joint Tenants with Rights
of Survivorship					    5,239,541		6.21

Alpha Industries, Inc.
Retirement Plan   					134,700		0.16

Alfred  S.  Teo  IRA  Rollover          		143,100		0.17

Lambda  Financial  Service  Corp.   		265,000		0.31

Great Eastern Acquisition Corp.                 373,000           0.44

M.A.A.A. Trust FBO Mark, Andrew,
Alan, and Alfred Teo, Jr.			    1,063,900           1.26


Total          					    7,497,041  		8.88

Note: Percentage of Class is based on 84,429,102 shares believed to be outstanding as of June 14, 2004 as stated on the Issuer's last filed 10 Q.


(b)

1. Alfred S. Teo has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held in his name.

2. Alfred S. Teo and Annie Teo hold the shares listed next to their names in paragraph (a) above as "joint tenants with rights of survivorship" and, as such, jointly share the power to vote or direct the vote, dispose of or direct the disposition of their shares.

3. Alfred S. Teo is the Trustee of the Alpha Industries, Inc. Retirement Plan dated January 1, 1984, and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Retirement Plan.

4.   Alfred S. Teo is the Alfred S. Teo of the Alfred Teo IRA.

CUSIP No. 172755100

5.   Alfred S. Teo  holds  the  controlling  interest  in   Lambda
     Financial Service Corp. and therefore has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held by this Corporation.

6. Alfred S Teo holds an authorization to trade securities on behalf of Great Eastern Acquisition Corp., but does not have voting power over those securities. He therefore may direct the disposition of the shares of the issuer held by this Corporation.

7. Alfred S. Teo holds an authorization to trade securities on behalf of M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr., but does not have voting power over those securities. He therefore may direct the disposition of the shares of the issuer held by this Trust.

(c) Transactions in the class of securities reported that were effected since the most recent filing of Schedule 13D are shown on Exhibit A attached hereto. All such transactions were effected by a broker-dealer which is a member of the New York stock exchange at the office of the broker-dealer.

(d) Where an interest relates to more than five (5%) percent of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Except as provided herein, there are no contracts arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits.

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other mater as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts,

CUSIP No. 172755100

calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

























































CUSIP No. 172755100

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of              , 2004

_______________________________
Alfred S. Teo, Individually


________________________________
Annie Teo, Individually


ALPHA INDUSTRIES, INC. RETIREMENT PLAN

By____________________________
     Alfred S. Teo, Trustee


ALFRED S. TEO IRA ROLLOVER

By:______________________________
     Alfred S. Teo, Individually

LAMBDA FINANCIAL SERVICE CORP.

By:______________________________
     Alfred S. Teo, Chairman of the Board of Directors
     President of Lambda Financial Service Corp.


GREAT EASTERN ACQUISITION CORP.

By:_______________________________
   Mark Teo, President


M.A.A.A. Trust FBO Mark, Andrew, Alan, and Alfred Teo, Jr.

By: _______________________________
    Teren Seto Handelman, Trustee











EXHIBIT A



CUSIP No. 172755100

A/C:  LAMBDA FINANCIAL SERVICES CORP.

DATE      TRANS     QUANTITY       TRD PRC   AMT/PRIN




NO TRADES IN THE LAST 60 DAYS











































CUSIP No. 172755100

A/C:  ALFRED S. TEO & ANNIE TEO JT. TEN

DATE      TRANS     QUANTITY       TRD PRC     AMT/PRIN


02/04/04   BUY	   50000		 7.2939    364695.00

02/04/04   BUY        5000		 7.5795     37897.50

02/09/04   BUY       10000	       7.5799	75799.00

02/13/04   BUY       10000		 7.6919     76919.00

02/13/04   BUY       10000           7.57163    75716.30

02/19/04   BUY       20000           7.5975    151950.00

02/20/04   BUY	   10000	       7.2677	72677.00

03/08/04   BUY	   20000		 7.3609    147218.00

03/09/04   BUY	   20000		 7.1393    142786.00

03/09/04   BUY	   25000		 7.0699    176747.50

03/15/04   BUY	   50000		 7.5784    378920.00

03/17/04   BUY	   14400		 7.4795    107704.80

03/18/04   BUY	    5600		 7.4655     41806.80

04/07/04   BUY	    5100		 7.9723     40658.73

04/13/04   BUY       60000		 8.1188    487128.00

04/15/04   BUY       19148		 7.60	     145524.80

04/29/04   BUY       10000		 5.9952	59952.00

05/12/04   BUY	   10000		 6.65       66500.00

05/26/04   BUY	   10000		 7.50	      75000.00

05/27/04   BUY       10000		 7.50		75000.00

05/28/04   BUY       10000		 7.50		75000.00

06/01/04   BUY       10000		 7.4106	74106.00

06/02/04   BUY       20000		 7.277150  145543.00

06/02/04   BUY	   10000		 7.00		70000.00

06/10/04   BUY	   41600		 6.3878    265732.48

06/14/04   BUY	   30000           6.1990    185970.00

06/14/04   BUY       12000           6.19875    74385.00

06/14/04   BUY        8400           6.30       52920.00




CUSIP No. 172755100
A/C:  ALPHA INDUSTRIES, INC. RETIREMENT PLAN

NO TRADES IN THE LAST 60 DAYS






















































CUSIP No. 172755100
A/C:  ALFRED S. TEO IRA ROLLOVER

NO TRADES IN THE LAST 60 DAYS





















































CUSIP NO.   172755100
A/C:  GREAT EASTERN ACQUISITION CORP.

NO TRADES IN THE LAST 60 DAYS.





















































CUSIP NO.   172755100
A/C: M.A.A.A.TRUST FBO MARK, ANDREW, ALAN, AND ALFRED TEO, JR.

NO TRADES IN THE LAST 60 DAYS.